EXHIBIT 99.1

Mogo Announces Approval of Amendments to its

Convertible Debentures including Extension of the

Maturity Date to May 2022

Vancouver, British Columbia, May 25, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, announced today that holders (the "Convertible Debentureholders") of its 10.0% convertible senior secured debentures due May 31, 2020 (TSX: MOGO.DB) (the “Convertible Debentures“) passed, at a meeting of Convertible Debentureholders held on Friday May 22, 2020, an extraordinary resolution approving certain amendments to the indenture governing the Convertible Debentures, including the extension of the maturity date to May 31, 2022.

Convertible Debentureholders voted over 94% in favour of the extraordinary resolution, with over 78% of the outstanding aggregate principal amount of Convertible Debentures being voted.

The Convertible Debentures will continue to trade under the same trading symbol as the original Convertible Debentures and the following amendments were approved and will be made to the indenture governing the Convertible Debentures:

•	Extension of the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;

•	Reduction of the conversion price of the principal by 45% from $5.00 to $2.75 per common share;

•	Increase in the frequency of interest payments from semi-annually to quarterly;

•	Increase in the early conversion trigger from 115% to 125% (such price now equaling $3.4375 per common share based on the amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;

•	Amendment of the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of common shares is permitted by and complies with applicable securities regulations and stock exchange policies; and

•	Amendment of the definition of change of control provision to provide the Company with greater flexibility to pursue or enter into a strategic transaction.

“We’re pleased to have the support of our debentureholders to move forward on these amended terms, which will allow the Company to continue executing on its current business plan while providing greater stability to our overall capital structure during what is an extraordinarily volatile period in the capital markets,” said Greg Feller, President and Chief Financial Officer of Mogo. “As we emerge from this period, financial health and digital banking are two trends we expect to accelerate, and our leading digital platform positions us well for the recovery and provides the opportunity to create value for all stakeholders.”

The Company intends to enter into a supplemental trust indenture to implement these amendments, which it anticipates will be completed on or about May 27, 2020. At such time, all amendments to the Convertible Debentures will become effective.

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About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the timing for implementing the amendments. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors including, without limitation, the following: that the Amendments will not be successfully completed for any reason and the risk that, if completed, the Company will not be able to pay the interest and/or repay the principal amount outstanding under the Convertible Debentures when due, and that Convertible Debentureholders or the Company may not realize the anticipated benefits of the Amendments; and other risk factors listed from time to time in the Company’s public filings. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on statements comprising forward-looking information, which are qualified in their entirety by this cautionary statement. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking information, except as required by applicable securities law.

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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